EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$74,202,873.69	0.0001102%	$8,177.16

Fees Previously Paid			—

Total Transaction Valuation	$74,202,873.69

Total Fees Due for Filing			$8,177.16

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$8,177.16